EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

						9 Months
						Ended
	For the Year Ended December 31,					September 30,
	2007	2008	2009	2010	2011	2012
	(in thousands)
Earnings:
Income (loss) from continuing operations before income taxes	$(34,167)	$2,295	$17,394	$(85,666)	$76,384	$(240,635)
Fixed charges	405	373	7,327	20,453	24,671	19,239
Earnings (Loss) as Defined	$(33,762)	$2,668	$24,721	$(65,213)	$101,055	$(221,396)

Fixed Charges:
Interest expense	$—	$—	$6,858	$19,400	$20,224	$16,126
Estimated interest component of rent expenses	405	373	469	1,053	4,447	3,113
Total Fixed Charges	$405	$373	$7,327	$20,453	$24,671	$19,239

Preferred Stock Dividends	$—	$—	$—	$—	$—	$—

Ratio of Earnings (Loss) to Fixed Charges	Note 1	7.1	3.4	Note 1	4.1	Note 1

Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Dividends	Note 1	7.1	3.4	Note 1	4.1	Note 1

Note 1:  For the fiscal years ended December 31, 2007 and 2010, and the 9 months ended September 30, 2012, our earnings were insufficient to cover fixed charges by $34.2 million, $85.7 million, and $240.6 million, respectively.